UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/2012

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Leonetti & Associates, LLC
Address: 1130 Lake Cook Road, Suite 300
                Buffalo Grove, IL 60089-1976

Form 13F File Number: 028-13075

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael E. Leonetti
Title: CEO
Phone: (847)520-0999

Signature, Place, and Date of Signing:

Michael E. Leonetti   Buffalo Grove, IL   08/13/2012
-------------------   ------------------   ----------

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

                        FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 34
Form 13F Information Table Value Total: $167,347
(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>

Leonetti & Associates, LLC
FORM 13F INFORMATION TABLE
AS OF 06/30/2012

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Abbott Labs	COM	002824100	4294	66600	SH		Sole				66600
Anheuser-Busch InBev NV	SPONSORED ADR	03524a108	6344	79650	SH		Sole				79650
Apple Inc	COM	037833100	11541	19762	SH		Sole				19762
Celgene Corp	COM	151020104	4867	75850	SH		Sole				75850
Cisco Systems Inc	COM	17275r102	1362	79300	SH		Sole				79300
Dish Network Corp	CL A	25470m109	3026	106000	SH		Sole				106000
IBM Corp	COM	459200101	10193	52116	SH		Sole				52116
J P Morgan Chase Co	COM	46625h100	2569	71896	SH		Sole				71896
Macy's Inc.	COM	55616p104	2538	73900	SH		Sole				73900
Merck & Co Inc	COM	58933y105	4012	96100	SH		Sole				96100
Morgan Stanley	COM	617446448	1808	123900	SH		Sole				123900
Powershares QQQ Tr	UNIT SER 1	73935a104	4199	65450	SH		Sole				65050
Retail SPDR	S&P RETAIL ETF	78464a714	8385	141900	SH		Sole				141700
Rydex S&P 500 Eq wghtd	GUG S&P 500 EQ WT	78355w106	764	15425	SH		Sole				15425
S&P MidCap 400 SPDR	UTSER1 S&PDCRP	78467y107	20275	118361	SH		Sole				118061
SPDR Index Dow Jones Intl Real	DJ INTL RL ETF	78463X863	205	5575	SH		Sole				5575
U.S. Silica Holdings Inc	COM	90346E103	709	63000	SH		Sole				63000
Universal Health Svcs	CL B	913903100	2736	63400	SH		Sole				63400
Vanguard Dividend Appreciation	DIV APP ETF	921908844	499	8810	SH		Sole				8745
Walt Disney	COM	254687106	5544	114300	SH		Sole				114300
Waste Connections Inc	COM	941053100	1903	63619	SH		Sole				63619
Xylem Inc	COM	98419m100	1440	57200	SH		Sole				57200
iShares Brclys 1-3 Yr Credit B	BARCLYS 1-3YR	464288646	4372	41750	SH		Sole				41150
iShares Brclys Aggregate Bd Fd	BARCLYS US AGG	464287226	13851	124445	SH		Sole				123845
iShares High Yield Corp Bond F	HIGH YLD CORP	464288513	7003	76710	SH		Sole				76210
iShares JPMorgan USD Emerging	JPMORGAN USD	464288281	94	820	SH		Sole				820
iShares MSCI Emrg Mkts	MSCI EMERG MKT	464287234	10366	264875	SH		Sole				264075
iShares Russell 2000	RUSSELL 2000	464287655	18368	230875	SH		Sole				230375
iShares S & P Midcap Gro	S&P MC 400 GRW	464287606	266	2515	SH		Sole				2515

```
iShares S&P
  100 Index Fd          S&P 100 IDX FD   464287101    1677    26850    SH       Sole                                                        26650
iShares S&P 600 Index   S&P SMLCAP 600   464287804      67      920    SH       Sole                                                          920
iShares S&P Latin
  America 40            S&P LTN AM 40    464287390    2361    56950    SH       Sole                                                        56650
iShares S&P
  Smallcap 600 Growt    S&P SMLCP GROW   464287887     204     2525    SH       Sole                                                         2525
iShares US Real Estate  DJ US REAL EST   464287739    9504   148650    SH       Sole                                                       148350

REPORT SUMMARY              34 DATA RECORDS           167347              0 OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED
```

</TABLE>